SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No         X

Approval of new pricing policy for household gas (LPG-P13)

Rio de Janeiro, June 7, 2017—Petróleo Brasileiro S.A. – Petrobras informs that its Executive Board has approved a new pricing policy for commercialization of Liquefied Petroleum Gas to distributors sold in cylinders of up to 13 kg for residential use (LPG-P13).

The new model was defined based on Resolution 4/2005 of the National Energy Policy Council (CNPE), which “recognizes the marketing, by either producer or importer, of liquefied petroleum gas (LPG) intended solely for domestic use in transportable cylinders of up to 13 kg in capacity, at differentiated, lower prices than those charged for other uses or packed in containers with other capacities, as being of interest to the national energy policy.”

Thus, the pricing policy for LPG-P13 won’t have international price parity as reference, and is in line with the parameters in the 2017/2021 Strategic Planning.

The final price to distributors will be composed by the monthly average of butane and propane prices on the European market (“Butane NWE CIF ARA” and “Propane NWE CIF ARA”) converted into Brazilian Reais at the daily average sale prices of the U.S. dollar, as reported by the Central Bank of Brazil, plus a 5% margin.

The price adjustments shall come into force from the 5th day of each month. The exception will be this June, when price adjustment occurs on sales to distributors held from the 8th.

The application of new pricing formula for LPG-P13 will represent an average 6.7% increase at refineries in the product this month. The final price to consumers may or may not reflect the adjustment made at refineries. This will depend on transfers made by other members of the fuels supply chain, especially distributors and resellers, as Brazilian law guarantees freedom of prices in the fuels and oil products’ market.

In the composition of consumer prices, Petrobras accounts for about 25% of the final value, 20% are taxes, and the remainder of the price consists of distribution and resale (55%). The adjustment announced was applied to the prices charged by Petrobras, before taxes. If fully relayed to consumer prices, the company estimates that the LPG-P13 cylinder can increase 2.2% on average, or R$1.25/cylinder, if distribution and resale margins and tax rates are maintained.

The last adjustment to LPG-P13 prices applied by Petrobras occurred on 3/21/2017.

The policy announced today does not apply to LPG intended for industrial/commercial use.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The chart below displays the estimated composition of GLP-P13 prices to final consumers.

Prepared by Petrobras based on ANP data. Distribution and resale margins are estimated. Petrobras does not have any interference in other price formation parcels.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 07, 2017.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer